================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  20 March 2007

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart MacKenzie
    ---------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General
       Counsel

Date: 20 March 2007

                                        LIHIR GOLD LIMITED

                                        ARBN 069 803 998
                                        Incorporated in Papua New Guinea
                                        Registered Office
                                        Level 7, Pacific Place
                                        Cnr Champion Parade & Musgrave Street
                                        Port Moresby
(LIHIR GOLD LIMITED LOGO)               Papua New Guinea

9 March 2007

Dear Shareholder,

I am pleased to invite you to the Annual General Meeting of Lihir Gold Limited for the year ended 31 December 2006. The Annual General Meeting will be held at the Crowne Plaza Hotel, on the corner of Hunter and Douglas Streets in Port Moresby, Papua New Guinea. It will be held on Tuesday 24 April 2007, commencing at 9.00am.

The Notice of Meeting is enclosed, together with a Proxy form.

RIGHT TO ATTEND AND VOTE

If you are a holder of Lihir Gold ordinary shares, you are entitled to attend and vote at the Annual General Meeting. If you are unable to attend, I encourage you to complete and forward the enclosed Proxy form in accordance with the instructions which appear on it. Please note that the completed Proxy form must be received no later than 48 hours before commencement of the Annual General Meeting.

The Company will also hold an information meeting in Australia on Thursday 26 April 2007 at the Sofitel Hotel, 25 Collins Street, Melbourne. Registration will begin from 9.30am, with the meeting commencing in the Carillon Room at 10.00am. The information meeting will provide an opportunity for the Board and Management to update Australian shareholders and to respond to questions. Morning tea with the Directors will be served following the conclusion of the meeting.

ANNUAL REPORT

Each shareholder is entitled to receive a copy of our Annual Report. A copy of the Annual Report for the 2006 financial year is enclosed, unless you have previously elected not to receive it.

I look forward to welcoming you to the Annual General Meeting or to the information meeting.

Yours sincerely


/s/ Ross Garnaut
-------------------------------------
Ross Garnaut
Chairman

(LIHIR GOLD LIMITED LOGO)

LIHIR GOLD LIMITED
ARBN 069 803 998                       ALL COMMUNICATIONS TO:
Incorporated in Papua New Guinea       Computershare Investor Services Pty Ltd
Registered Office                      AUSTRALIA: GPO Box 523,
Level 7, Pacific Place                 Brisbane, Qld 4001
Cnr Champion Parade & Musgrave Street  Telephone: 1300 552 270 or +617 3237 2100
Port Moresby                           Facsimile: +617 3237 2152
Papua New Guinea                       PAPUA NEW GUINEA: c/- Kina Securities
                                       PO Box 1141, Port Moresby NCD 121
                                       Telephone: +675 308 3888
                                       Facsimile: +675 308 3899

NOTICE OF 2007 ANNUAL GENERAL MEETING

THE 2007 ANNUAL GENERAL MEETING OF LIHIR GOLD LIMITED WILL BE HELD AS FOLLOWS:

DATE:  TUESDAY 24 APRIL 2007
TIME:  9.00AM
VENUE: BALLROOMS 1 & 2
       CROWNE PLAZA HOTEL
       CORNER HUNTER AND DOUGLAS STREETS
       PORT MORESBY
       PAPUA NEW GUINEA

Ordinary Business

1    FINANCIAL STATEMENTS AND REPORTS

     To receive and consider the financial statements and the reports of the Directors and auditor in respect of the year ended 31 December 2006.

     RE-ELECTION OF DIRECTORS

     To consider, and if thought fit, pass ordinary resolutions re-electing the following Directors of the Company:

2 Dr Peter Cassidy, who retires by rotation in accordance with rule 15.3 the Company's constitution and, being eligible, offers himself for re-election.

3 Mr Geoff Loudon, who retires by rotation in accordance with rule 15.3 of the Company's constitution and, being eligible, offers himself for re-election.

4 Mr Alister Maitland, who was appointed a Director since the last Annual General Meeting, retires in accordance with rule 15.6 of the Company's constitution and, being eligible, offers himself for re-election.

5 Dr Michael Etheridge, who was appointed a Director since the last Annual General Meeting, retires in accordance with rule 15.6 of the Company's constitution and, being eligible, offers himself for re-election.


2   LIHIR GOLD LIMITED Notice of 2007 Annual General Meeting

6    RE-APPOINTMENT OF THE AUDITOR

     To consider and, if thought fit, pass the following resolution as an ordinary resolution:

     "That the Company's auditor, PricewaterhouseCoopers, be re-appointed to hold office as the Company's auditor from the conclusion of this meeting until the conclusion of the Company's next annual meeting, and to audit the financial statements of the Company and Group financial statements during that period."

Special Business

7 AWARD OF SHARE RIGHTS TO THE MANAGING DIRECTOR UNDER THE LIHIR SENIOR EXECUTIVE SHARE PLAN

     To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

     "That approval be given to the grant of 136,530 share rights under the Lihir Senior Executive Share Plan to, and the acquisition of any shares pursuant to such rights by, the Managing Director, Mr Arthur Hood, as described in the Explanatory Notes accompanying this Notice of Annual General Meeting."

     Voting exclusion statement

     The Company's Managing Director, Mr Hood, is the only Director who is eligible to participate in the Lihir Senior Executive Share Plan. The Company will disregard any votes cast on the resolutions proposed as item 7 by Mr Hood and any associate of Mr Hood. However, the Company need not disregard such a vote if it is cast by Mr Hood or his associate as proxy for a member who is entitled to vote, in accordance with the directions on the proxy form.

8    INCREASE TO THE AGGREGATE FEE LIMIT FOR NON-EXECUTIVE DIRECTORS

     To consider and, if thought fit, pass the following resolution as an ordinary resolution:

     "The maximum aggregate of remuneration which may be paid out of the funds of the Company to all Non-Executive Directors for their services to the Company in any year be increased from US$750,000 to US$1,000,000 with effect from 1 January 2007."

     Voting exclusion statement

     The Company will disregard any votes cast on the resolution proposed as item 8 by any Director or any of their associates, unless:

     - The vote is cast by the Director or their associate as proxy for a member who is entitled to vote, in accordance with the directions on the proxy form; or

     - The vote is cast by the Chairman of the meeting as proxy for a member who is entitled to vote, in accordance with a direction on the proxy appointment form to vote as the proxy decides.

By order of the Board


/s/ Stuart Alexander MacKenzie
-------------------------------------
Stuart Alexander MacKenzie
Group Secretary

9 March 2007


                                                   3   People | Results | Growth

Voting Information

1 For the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 9.00am (Brisbane and Port Moresby time) on Sunday 22 April 2007. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2 A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate.

3 A form of appointment of proxy is enclosed. To be effective, the document appointing the proxy and the power of attorney, if any, under which it is executed or an office copy or notarially certified copy of the power of attorney (or, in the case of a representative of a body corporate, an instrument of appointment executed under the common seal of the body corporate and, if it is executed by an attorney, the relevant power of attorney or an office copy or notarially certified copy of the power executed under the common seal of the body corporate, or other evidence satisfactory to the Directors) must be received by the Company at least 48 hours before the meeting.

- Papua New Guinea shareholders should send documents to the Port Moresby agents of Computershare Investor Services Pty Ltd at Kina Securities, Level 2 Deloitte Tower, Douglas Street (PO Box 1141), Port Moresby or by facsimile to 308 3899; and

- All other shareholders should send the documents to the Brisbane office of Computershare Investor Services Pty Limited at Level 19, 307 Queen Street, (GPO Box 523), Brisbane, Queensland 4000, Australia or by facsimile to (07) 3237 2152 (+617 3237 2152 International).

4 A shareholder who is entitled to cast two or more votes is entitled to appoint up to two proxies. Where two proxies are appointed, the appointments will not be effective unless each proxy is appointed to represent a specified portion of a shareholder's voting rights. Where two proxies are appointed, or where voting intentions cannot be adequately expressed using the enclosed proxy form, an additional form of proxy is available on request from Computershare Investor Services Pty Limited.

5    Please refer to other notes appearing on the enclosed form of proxy.


4   LIHIR GOLD LIMITED Notice of 2007 Annual General Meeting

EXPLANATORY NOTES TO SHAREHOLDERS

Ordinary Business

RESOLUTION 1 - FINANCIAL STATEMENTS AND REPORTS

The Company's financial statements for the year ended 31 December 2006, and the report of the Company's Directors and auditors thereon, will be put to the meeting for consideration.

There is no requirement for shareholders to approve those reports. However, the Chairman will afford a reasonable opportunity for shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the independent audit report.

The 2006 Lihir Gold Annual Report has been made available to shareholders and can be found on the Company's website (www.lihir.com.pg).

RESOLUTIONS 2, 3, 4 AND 5 - ELECTION OF DIRECTORS

Dr Peter Cassidy and Mr Geoff Loudon retire by rotation and offer themselves for re-election.

Mr Alister Maitland and Dr Michael Etheridge were appointed by the Board as additional Directors under rule 15.6 of the Company's constitution following the successful merger of the Company with Ballarat Goldfields NL. They are required to retire, having been appointed since the last Annual General Meeting. Mr Maitland and Dr Etheridge offer themselves for re-election.

The experience, qualifications, competencies and other information about the candidates follow.

DR PETER CASSIDY - BSC (ENG), PHD, DIC, ARSM, CENG, FAUSIMM, FIMM, FAICD, AGE 61

Appointed to the Board in January 2003. Dr Cassidy has considerable experience in the mining industry in Australia, Papua New Guinea, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002, following the merger of Goldfields with Delta Gold Limited to form AurionGold Limited. He continued as a Director of AurionGold until completion of its takeover by Placer Dome Inc in January 2003. Dr Cassidy is also a Non-Executive Director of Oxiana Limited, Zinifex Limited, Sino Gold Mining Limited and Energy Developments Limited.

Dr Cassidy is Chairman of the Board's Safety and Technical Committee and a member of its Remuneration and Nomination Committee.

The other Directors recommend that shareholders vote in favour of Dr Cassidy's re-election.

MR GEOFF LOUDON - MSC, FAUSIMM, AGE 64

Appointed a Director in 1995 with considerable experience in extractive industries and operating in Papua New Guinea. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir deposit in joint venture with Kennecott Explorations Australia Limited. He is currently also Chairman of the L&M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a Director of Port Moresby City Mission Limited.

Mr Loudon is a member of the Board's Safety and Technical and Environmental and Lihir Impact Committees.

The other Directors recommend that shareholders vote in favour of Mr Loudon's re-election.

ALISTER MAITLAND - B COM, FAICD, FAIM, SF FIN, AGE 65

Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Amongst other positions, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland is Adjunct Professor and Council member of Global Sustainability at RMIT.

Mr Maitland is currently Chairman of Folkestone Ltd, the Eastern Health Network and Sterling Biofuels International Ltd. He was Chairman of the Board of Directors of Ballarat Goldfields NL and served on its remuneration and audit committees.

The other Directors recommend that shareholders vote in favour of Mr Maitland's re-election.

MIKE ETHERIDGE - PHD, FTSE, FAIG, FAICD, AGE 60

Dr Etheridge is a geologist with over 30 years' experience in exploration, mining, consulting and research. He has specialised in the structural controls on the localisation of mineral deposits and has been involved with Victorian gold deposits since the mid 1970's. Until 2004, Mr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990.

Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading an industry collaborative research project into improving the management of risk and value in mineral exploration.

He is currently a Director of TSX-V listed Geoinformatics Exploration Inc, a Director of Consolidated Minerals Ltd and the AIM listed Ariana Resources Limited and Monarch Gold Mining Company Limited. He was a Non-Executive Director of Ballarat Goldfields NL and served on its remuneration and audit committees.

The other Directors recommend that shareholders vote in favour of Dr Etheridge's re-election.


                                                   5   People | Results | Growth

RESOLUTION 6 - RE-APPOINTMENT OF AUDITOR

The resolution to re-appoint the Company's auditor, PricewaterhouseCoopers, to hold office from the conclusion of this meeting until the conclusion of the Company's next annual meeting, is formally put to shareholders in accordance with section 190(1) of the Companies Act 1997.

The Board recommends that shareholders vote in favour of the re-appointment of PricewaterhouseCoopers.

SPECIAL BUSINESS

RESOLUTION 7 - AWARD OF SHARE RIGHTS TO THE MANAGING DIRECTOR UNDER THE LIHIR SENIOR EXECUTIVE SHARE PLAN

Introduction

Shareholder approval is sought for the allocation of share rights under the Lihir Senior Executive Share Plan (which was approved at the 2006 Annual General Meeting) to Mr Arthur Hood, the Company's Managing Director and Chief Executive Officer.

It is proposed that share rights be awarded to Mr Hood in order to ensure that he is provided with a mix of short-term and long-term remuneration, and also that a significant proportion of his remuneration is subject to achieving challenging performance targets aligned with shareholders' interests. The performance conditions applicable to the share rights to be granted to Mr Hood have been designed to ensure that he is only rewarded where the benefits delivered to shareholders through his contributions to the long-term value of the Company, justify him being rewarded.

Further, the terms of the grant of the share rights to Mr Hood will require that he hold any shares acquired by him upon exercise of vested share rights for a minimum of three years after the end of the relevant performance year.

The Board is of the view that the proposed grant of share rights, together with the performance hurdles and restriction on disposal, will provide Mr Hood with appropriate long-term performance and retention incentives, aligned with the longer term interests of shareholders.

Mr Hood's employment contract provides for an award of share rights with effect on each anniversary of the date of his appointment as Managing Director and Chief Executive Officer, subject to shareholder approval. Separate approvals are to be sought each year, in accordance with the Listing Rules.

It is proposed that this year Mr Hood be granted 136,530 share rights under the Plan. This number has been calculated in accordance with Mr Hood's employment contract. It represents the maximum number of shares that would be provided to Mr Hood in the event of optimum performance against all performance conditions.

Date of grant

If approved by shareholders, Mr Hood will be awarded the share rights as soon as practicable after the date of the Annual General Meeting. In accordance with the Listing Rules, the share rights will be awarded no later than 12 months after the date of the Annual General Meeting.

Performance conditions

The testing date for the share rights to be granted to Mr Hood will be the first anniversary of the effective date of grant of the rights. For this grant, the effective date of grant is 16 September 2006.

The share rights will be granted in four separate tranches, each having different performance conditions. The performance conditions for each tranche will be as presented in the table on the opposite page.


6   LIHIR GOLD LIMITED Notice of 2007 Annual General Meeting

   TRANCHE 1 -- 20% OF THE AWARD WILL BE SUBJECT TO THE STRATEGIC PERFORMANCE
                                    CONDITION

This performance condition will be assessed by the Board against the Company's performance in developing corporate management and structures in line with Board policies to raise the long-term value of the Company.

 TRANCHE 2 -- 20% OF THE AWARD WILL BE SUBJECT TO THE NPV PERFORMANCE CONDITION

This performance condition will be assessed by the Board against changes in the net present value (NPV) of the Company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.

TRANCHE 3 -- 30% OF THE AWARD WILL BE SUBJECT TO THE COMPARATOR TSR PERFORMANCE
                                    CONDITION

This performance condition will be assessed by the Board against the performance of the:

- Company's average annual Total Shareholder Return (TSR) over the performance period against announcement date VWAP (expressed as a percentage); and

- average annual TSR of the Comparator Group over the performance period against the Comparator Group's VWAP on the announcement date (expressed as a percentage).

If the Company's annual TSR when compared with the Comparator Groups' annual
TSR:

- is greater by 10% or more, all of the rights subject to this condition will vest;

- does not exceed the Comparator Group's, no rights subject to this condition will vest; or

- is greater by less than 10%; a straight-line calculated proportion of the rights subject to this condition will vest.

   TRANCHE 4 -- 30% OF THE AWARD WILL BE SUBJECT TO THE TSR GROWTH PERFORMANCE
                                    CONDITION

Whether or not this performance condition is met will depend on the extent to which the Company's average annual total shareholder return increases over the performance period compared to the "announcement date VWAP" (expressed as a percentage).

If the Company's TSR over the performance period increases by:

-    15% or more, Mr Hood will be entitled to all of the TSR growth shares;

-    5% or less, Mr Hood will not be entitled to any TSR growth shares; and

- more than 5% but less than 15%, Mr Hood will be entitled to a pro rated number of TSR growth shares calculated on a straight line basis.

For the purpose of the above table "the announcement date VWAP" is the volume weighted average sale price of all ordinary shares in the Company sold on the Australian Stock Exchange over the 20 trading days up to but excluding the date of announcement of Mr Hood's appointment as Managing Director and Chief Executive Officer.

The Comparator Group currently comprise Newmont, Barrick, Newcrest, AngloGold, Oxiana, Gold Fields (South Africa), Harmony, Sino Gold Mining and Kingsgate. The performance of the Comparator Group will be calculated using a simple unweighted average. The Board can adjust the composition of the Comparator Group and the way its performance is calculated, if the composition of the group changes materially.

"Total shareholder return" is, broadly, share price growth and dividends reinvested, excluding the impact of franking credits and taxation. In relation to future grants of share rights to Mr Hood, the Plan will provide that the relevant total shareholder return is the average annual return over the accumulated performance period from the announcement date VWAP.

The performance period for Tranches 1 and 2 will be the one-year period commencing on 16 September 2006 and ending on the testing date (which will be the anniversary of the effective date of the grant of the share rights). The performance period for Tranches 1 and 2 will be the period commencing on the date of Mr Hood's appointment (16 September 2005) and ending on the testing date.

Rights will only be tested as against the applicable performance conditions once (as at the testing date). There will be no further testing of rights after the initial testing.


                                                   7   People | Results | Growth

Restriction on disposal

As noted above, Mr Hood will be required to undertake in favour of the Company not to sell, encumber or otherwise dispose of shares acquired upon exercise of share rights before the third anniversary of the end of the performance period. Should Mr Hood's employment with the Company cease before the end of that restriction period, Mr Hood may be liable to forfeit his shares.

Lihir Senior Executive Share Plan applies

Subject to the above, the share rights will be governed by the rules of the Plan.

Other information

In accordance with the Listing Rules (ASX and POMSoX), the following additional information is provided:

- 136,530 is the maximum number of share rights that may be granted to Mr Hood pursuant to the approval sought;

- Mr Hood is the only Director entitled to participate in the Plan, and as the Plan was introduced for the first time in 2006, no Director has previously participated under the Plan;

- No amount will be payable by Mr Hood to acquire the share rights or upon exercise of share rights; and

-    The Plan does not involve loans being made to Mr Hood or any other person.

Recommendation

The Board (other than the Managing Director in view of his personal interest) recommends that shareholders vote in favour of the resolution proposed in item 7 of the business of the Meeting.

RESOLUTION 8 - INCREASE TO THE AGGREGATE FEE LIMIT FOR NON-EXECUTIVE DIRECTORS

Under the Company's constitution and the Listing Rules of the Australian and Port Moresby Stock Exchanges, the fees payable to Non-Executive Directors for their services as Directors are determined by the Board within a maximum aggregate limit approved by shareholders.

The present maximum of US$750,000 per annum was approved by shareholders at the 2006 Annual General Meeting. In 1996, the Company had three Non-Executive independent Directors (out of a total of 11 Board members), with the remainder either being executive or nominated by the Company's then major shareholders.

In 2006, the Board was comprised of five Non-Executive, independent Directors and one executive Director (the Managing Director). Following the successful completion of the merger with Ballarat Goldfields NL, two Non-Executive Directors of Ballarat were appointed to the Board bringing the total number of Non-Executive Directors to seven.

During 2006, independent, Non-Executive Directors were each paid an annual Board fee of US$70,000. The Chairman was paid US$210,000. Directors do not receive additional fees for Board committee work, do not receive superannuation contributions and have no entitlement to retirement benefits. Executive Directors do not receive Directors' fees in addition to their salaries.

The Company undertook a major review in early 2007 of the fees paid to Non-Executive Directors, employing the services of a noted independent remuneration advisory firm for this purpose. The purpose of the review was to ensure that the fees paid by the Company are competitive and allow it to attract and retain motivated and talented Directors. The review included consideration of the aggregate fee limit and the fees paid to Non-Executive Directors of comparable listed companies.

For the purposes of rule 16 of the Company's constitution and ASX and POMSoX Listing Rule 10.17, shareholder approval is sought to increase the maximum aggregate amount able to be paid as remuneration to Non-Executive Directors from US$750,000 to US$1,000,000 per annum.

The maximum amount of Non-Executive Directors' remuneration will not all be used immediately. The proportion remaining unused at present will provide the Board with ability over time to increase Non-Executive Directors' fees in line with market conditions, in order that the Company can continue to attract high quality Directors, and if appropriate, modestly increase its number of Board members.


8   LIHIR GOLD LIMITED Notice of 2007 Annual General Meeting

                                                                      PROXY FORM

(LIHIR GOLD LIMITED LOGO)                                 ALL CORRESPONDENCE TO:
                                     Computershare Investor Services Pty Limited
LIHIR GOLD LIMITED                                         GPO Box 242 Melbourne
ARBN 069 803 998                                         Victoria 3001 Australia
                                       Enquiries (within Australia) 1300 552 270
Mark this box with an 'X'                     (outside Australia) 61 3 9415 4000
if you have made any                                   Facsimile  61 7 3237 2152
changes to your address                                    www.computershare.com
details (see reverse)  [X]

(BARCODE)

000001                                     Securityholder Reference Number (SRN)
000                                                                    (BARCODE)
LHG                                                           I 1234567890   IND
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

APPOINTMENT OF PROXY

I/We being a member/s of Lihir Gold Limited and entitled to attend and vote hereby appoint

[X] the Chairman                                   If you are not appointing
    of the Meeting     OR                          the Chairman of the Meeting
   (mark with an 'X')      _____________________   as your proxy please write
                                                   here the full name of the
                                                   individual or body corporate
                                                   (exluding the registered
                                                   Securityholder) you are
                                                   appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Lihir Gold Limited to be held at Ballrooms 1 & 2, Crowne Plaza Hotel, Corner Hunter and Douglas Streets, Port Moresby, Papua New Guinea on 24 April 2007 at 9.00am and at any adjournment of that meeting.

     IMPORTANT: FOR ITEM 8 BELOW

[X] If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 8 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 8 and your votes will not be counted in computing the required majority if poll is called on this tem. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 8.

VOTING DIRECTIONS TO YOUR PROXY - PLEASE MARK [X] TO INDICATE YOUR DIRECTIONS

                                             FOR   AGAINST   ABSTAIN*
                                             ---   -------   --------
1.   Financial Statements and Reports        [ ]     [ ]        [ ]

2.   Re-election of Dr Peter Cassidy         [ ]     [ ]        [ ]

3.   Re-election of Mr Geoff Loudon          [ ]     [ ]        [ ]

4.   Re-election of Mr Alister Maitland      [ ]     [ ]        [ ]

                                             FOR   AGAINST   ABSTAIN*
                                             ---   -------   --------
5.   Re-election of Dr Michael Etheridge     [ ]     [ ]        [ ]

6.   Re-appointment of Auditor               [ ]     [ ]        [ ]

7.   Award of Share Rights to the Managing
     Director                                [ ]     [ ]        [ ]

8.   Increase aggregate fee limit for
     Non-Executive Directors                 [ ]     [ ]        [ ]

IN ADDITION TO THE INTENTION ADVISED ABOVE, THE CHAIRMAN OF THE MEETING INTENDS TO VOTE UNDIRECTED PROXIES IN FAVOUR OF EACH OF THE OTHER ITEMS OF BUSINESS.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

APPOINTING A SECOND PROXY

I/We wish to appoint a second proxy

[X]  Mark with an 'X' if you
     wish to appoint a second  AND  ___%  OR   __________  State the percentage
     proxy.                                                of your voting rights
                                                           or the number of
                                                           securities for this
                                                           Proxy Form.

PLEASE SIGN HERE    THIS SECTION MUST BE SIGNED IN ACCORDANCE WITH THE
                    INSTRUCTIONS OVERLEAF TO ENABLE YOUR DIRECTIONS TO BE
                    IMPLEMENTED.

INDIVIDUAL OR SECURITYHOLDER 1    SECURITYHOLDER 2    SECURITYHOLDER 3


------------------------------    ----------------    --------------------------
INDIVIDUAL/SOLE DIRECTOR AND      DIRECTOR            DIRECTOR/COMPANY SECRETARY
SOLE COMPANY SECRETARY

IN ADDITION TO SIGNING THE PROXY FORM IN THE ABOVE BOX(ES) PLEASE PROVIDE THE INFORMATION BELOW IN CASE WE NEED TO CONTACT YOU.

                                                                   /     /
---------------------------    --------------------------   --------------------
CONTACT NAME                   CONTACT DAYTIME TELEPHONE    DATE

LHG                                    7 P R                                   +

                                                  LHG_WIP_181246/000001/000001/I

HOW TO COMPLETE THE PROXY FORM

1    YOUR ADDRESS

     This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. PLEASE NOTE, YOU CANNOT CHANGE OWNERSHIP OF YOUR SECURITIES USING THIS FORM.

2    APPOINTMENT OF A PROXY

     If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3    VOTES ON ITEMS OF BUSINESS

     You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4    APPOINTMENT OF A SECOND PROXY

     You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

     To appoint a second proxy you must:

     (a)  indicate that you wish to appoint a second proxy by marking the box.

     (b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

     (c)  return both forms together in the same envelope.

5    SIGNING INSTRUCTIONS

     You must sign this form as follows in the spaces provided:

Individual:          where the holding is in one name, the holder must sign.

Joint Holding:       where the holding is in more than one name, all of the
                     securityholders should sign.

Power of Attorney:   to sign under Power of Attorney, you must have already
                     lodged this document with the registry. If you have not
                     previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies:           where the company has a Sole Director who is also the Sole
                     Company Secretary, this form must be signed by that person.
                     If the company (pursuant to section 204A of the
                     Corporations Act 2001) does not have a Company Secretary, a
                     Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another
                     Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at WWW.COMPUTERSHARE.COM.

LODGEMENT OF A PROXY

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 9.00am on 24 April 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

DOCUMENTS MAY BE LODGED:

IN PERSON   Share Registry (PNG) - C/- Kina Securities, Level 2, Deloitte Tower,
            Douglas Street, Port Moresby, PAPUA NEW GUINEA
            Share Registry (AUS) - Computershare Investor Services Pty Limited,
            Level 19, 307 Queen Street, Brisbane QLD 4000 Australia

BY MAIL Registered Office (PNG) - PO Box 789, PORT MORESBY PAPUA NEW GUINEA PAPUA NEW GUINEA
            Share Registry (PNG) - PO Box 1141, Port Moresby, PAPUA NEW GUINEA Share Registry (AUS) - Computershare Investor Services Pty Limited, GPO Box 523, Brisbane QLD 4001 Australia

BY FAX      617 3237 2152 - Share REGISTRY (AUS)
            675 308 3899 - Share Registry (PNG)